October 5, 2010

Mr. Mark J. Parrell
Chief Financial Officer
Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606

> **Re:** **Equity Residential**
> **Form 10-K for the year ended 12/31/2009**
> **Filed 2/25/2010**
> **Proxy Statement on Schedule 14A**
> **Filed 4/15/2010**
> **File Nos. 001-12252**

Dear Mr. Mark J. Parrell:

We have reviewed your response letter dated August 19, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We have read and considered your responses to our inquiries regarding the financing you obtained from Fannie Mae and Freddie Mac. Please discuss how the terms of these financing arrangements compared to those otherwise available to you in the market place at the time. To the extent that the interest rates provided to you by Fannie Mae and Freddie Mac were below those available to you elsewhere in the market place, disclose that fact, how the interest rates compared to alternative financing arrangements and the effect this difference had on recorded interest expense for each period.

Exhibit Index

2.   We have reviewed your response to comment three in our letter dated July 22, 2010. In your response, you acknowledge that the language of Item 601(b)(10) of Regulation S-K requires material contracts to be filed in their entirety. We also believe that material contracts filed pursuant to Item 601(b)(10) of Regulation S-K must be filed in their entirety as materiality is not the basis for omitting exhibits or schedules from Item 601(b)(10) filed exhibits. Please refile complete copies of Exhibits 10.7 and 10.10.

Proxy Statement on Schedule 14A, filed April 15, 2010

Biographical Information and Qualifications of Incumbent Trustees, page 11

3.   We have reviewed your response to comment five in our letter dated July 22, 2010. In particular, we note that you intend to revise the second paragraph under "Biographical Information and Qualifications of Incumbent Trustees." In addition to such disclosure or in place of such disclosure, for each trustee, on a trustee-by-trustee basis, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a trustee. Please see Item 401(e)(1) of Regulation S-K. Please include this disclosure in future filings and show us your proposed disclosure.

Compensation for the Chief Executive Officer in 2009, page 26

Compensation for the Other Named Executives in 2009, page 26

4.   We have reviewed your response to comment nine in our letter dated July 22, 2010. You state that because individual goals deal with potential organizational changes and name individuals and groups with developmental needs, you have treated them as confidential and thus have not detailed such individual goals. In such cases, Instruction 4 to Item 402(b) of Regulation S-K requires registrants to discuss how difficult it will be for each executive to achieve the undisclosed target levels. Please include this disclosure in future filings and show us your proposed disclosure. In addition, to the extent such targets are related to corporate level targets and not related to business units, for each executive officer please describe specifically how the amounts of compensation paid were determined in relation to each specific target. See Staff Observations in the Review of Executive Compensation Disclosure available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551 - 3466 or Tom Kluck at (202) 551 – 3233 with any other questions.

                                            Sincerely,

                                            Cicely LaMothe
                                            Branch Chief